CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report on Form 40-F of Aduro Clean Technologies Inc. of our report dated August 27, 2025, relating to the consolidated financial statements of Aduro Clean Technologies Inc., appearing in the Financial Statements for the year ended May 31, 2025.

Yours truly,

CHARTERED PROFESSIONAL ACCOUNTS

Vancouver, Canada

August 27, 2025